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EXHIBIT 23.2

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
Sunhawk.com Corporation:

We consent to the use of our report dated April 6, 2001 relating to the financial statements of Sunhawk.com Corporation included herein and to the reference to our firm under the heading "Experts" in the Registration Statement.

Our report dated April 6, 2001, contains an explanatory paragraph that states that Sunhawk.com Corporation has suffered recurring losses from operations, has an accumulated deficit and has plans to acquire A.N.N. Automation, Inc. that also has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. The financial statements do no include any adjustments that might result from the outcome of that uncertainty.

        /s/ KPMG LLP

Seattle, Washington
May 2, 2001

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CONSENT OF KPMG LLP, INDEPENDENT AUDITORS